SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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              In the Matter of:

                                                         CERTIFICATE
              FisrtEnergy Corp.                          PURSUANT TO
             (File No. 70-10205)                           RULE 24

(Public Utility Holding Company Act of 1935)

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         This Certificate of Notification (the "Certificate") is filed by
FirstEnergy Corp. ("FirstEnergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), in connection with the transactions proposed in the Form U-1 Application-Declaration, as amended, of FirstEnergy in File No. 70-10205 (the "Application").

         In the Application, FirstEnergy requested authorization for certain proposed amendments to its Amended Articles of Incorporation and Amended Code of Regulations (together, the "Governing Documents") to eliminate certain anti-takeover type provisions and to terminate its existing rights plan ("Rights Plan"). FirstEnergy also requested authorization to solicit proxies from its shareholders for use at its 2004 annual meeting (the "Solicitation") in connection with the proposed amendments to the Governing Documents, as well as in connection with the adoption of certain director and executive compensation plans (the "Plans"). The transactions proposed in the Application were authorized by the Securities and Exchange Commission (the "Commission") by orders dated March 26, 2004 and May 5, 2004 (the "Orders"). FirstEnergy hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the
Act:

         i. On May 5, 2004, FirstEnergy terminated its existing Rights Plan;

         ii. On May 18, 2004, the Code of Regulations of FirstEnergy was amended to eliminate provisions relating to classification of FirstEnergy's board of directors;

         iii. Also on May 18, 2004, FirstEnergy's shareholders approved the proposed amendments to the Plans; and

         iv. FirstEnergy's shareholders did not approve the proposed changes to the Governing Documents to modify certain existing supermajority voting rights. Accordingly, these proposed amendments to the Governing Documents will not be adopted at this time.

         Included herewith as Exhibits F-1 and F-2 are "past tense" opinions of counsel.


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                                S I G N A T U R E

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


                                           FIRSTENERGY CORP.


                                           By:  /s/Harvey L. Wagner
                                               ---------------------------------
                                           Name:  Harvey L. Wagner
                                           Title: Vice President and Controller

May 24, 2004



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